Participant Acknowledgement

Re:	Harvard Illinois Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A filed March 13, 2014

Filed by Stilwell Value Partners II, L.P., et al.

SEC File No. 0-53935

In connection with the above-captioned proxy statement, I hereby acknowledge that:

- I am responsible for the adequacy and accuracy of the disclosure in the filing;

- SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- I may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Maida L. Korte
Maida L. Korte

Dated: March 20, 2014